Consent of Expert

Ian S. Thompson, P.Eng
704 Winger Road
Williams Lake, British Columbia

US Securities and Exchange Commission

Re: Taseko Mines Limited Form on 40F for the fiscal year ended September 30, 2007

I, Ian Thompson, P.Eng., hereby certify that I have read the disclosure in connection with the Gibraltar property contained within the subject 40F and hereby consent to the reference to myself as the named expert in the disclosure of the 40F for Taseko Mines Limited.

Dated this 27 day of December, 2007

/s/ I. Thompson

Ian Thompson, P.Eng.